SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A

(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 1

KNIGHT TRADING GROUP, INC.
(NAME OF SUBJECT COMPANY AND PERSON FILING)
OPTIONS TO PURCHASE COMMON STOCK,
PAR VALUE $0.01 PER SHARE, HAVING AN EXERCISE PRICE OF MORE THAN $14.00
GRANTED PURSUANT TO CERTAIN PLANS
(TITLE OF CLASS OF SECURITIES)

499067 10 6
(CUSIP NUMBER OF CLASS OF SECURITIES)

JOHN H. BLUHER, ESQ.
KNIGHT TRADING GROUP, INC.
525 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310
(201) 222-9400
(NAME, ADDRESS AND TELEPHONE NUMBER OF
PERSON AUTHORIZED TO RECEIVE NOTICES
AND COMMUNICATIONS ON BEHALF OF THE
PERSON(S) FILING STATEMENT)

COPY TO:
MATTHEW J. MALLOW, ESQ.
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
4 TIMES SQUARE
NEW YORK, NY 10036
(212) 735-3000

☐  CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE
BEFORE THE COMMENCEMENT OF A TENDER OFFER. CHECK THE APPROPRIATE BOXES BELOW
TO DESIGNATE ANY TRANSACTIONS TO WHICH THE STATEMENT RELATES:

☐  THIRD PARTY TENDER OFFER SUBJECT TO RULE 14d-1.

☒  ISSUER TENDER OFFER SUBJECT TO RULE 13e-4.

☐  GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13e-3.

☐  AMENDMENT TO SCHEDULE 13D UNDER RULE 13d-2.

CHECK THE FOLLOWING BOX IF THE FILING IS A FINAL AMENDMENT
REPORTING THE RESULTS OF THE TENDER OFFER.  ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on or about December 11, 2002 relating to our offer to exchange certain options to purchase shares of our common stock held by our optionees for new options to purchase shares of our common stock upon the terms and subject to the conditions in the Offer to Exchange dated December 11, 2002 and the related Letter of Transmittal.

ITEM 12.    EXHIBITS.

(a)    Item 12 of the Schedule TO is hereby amended and restated as follows so as to add Exhibits (a)(5), (a)(6) and (a)(7) attached hereto.

(1)    Offer to Exchange, dated December 11, 2002.

(2)    Form of Letter Accompanying Letter of Transmittal and Letter of Transmittal

(3)    Letter of Transmittal

(4)    Letter to Employees

(5)    Form of e-mail Supplement to Knight Trading Group, Inc. employees.

(6)    Form of letter to Knight Trading Group, Inc. employees setting forth their rights to receive new options to be delivered after completion of the exchange offer.

(7) Notice regarding filing of amendment to Schedule TO to be posted on Knight Trading Group, Inc. Website.

(b)    Not applicable.

(c)    Knight Trading Group, Inc. 1998 Long-Term Incentive Plan (incorporated by reference to the Registrant’s Form S-8 (File No. 333-71421))

(d)    Not applicable.

(e)    Not applicable.

ii

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to the corporation’s Schedule TO is true, complete and correct.

KNIGHT TRADING GROUP, INC.

December 20, 2002	By:	/S/ THOMAS M. JOYCE
Name: Thomas M. Joyce Title: President and Chief Executive Officer

iii